Mail Stop 3561

January 13, 2010

Amit Shashank, Esq.
Vice President, General Counsel and Secretary
ExlService Holdings, Inc.
280 Park Avenue
New York, NY 10017

> **Re:** **ExlService Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed December 30, 2009**
> **File No. 333-162335**

Dear Mr. Shashank:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Selling Stockholders, page 4

1. We note that you have provided Item 507 of Regulation S-K information in the filing in response to comment one in our letter dated December 7, 2009. However, as previously requested, please expand your disclosure to discuss the initial transactions in which the resale securities being offered were sold, including, the dates, the number of shares purchased in each transaction, and, if applicable, the material terms of the initial transaction(s). Also, please either list the related transaction agreements in the exhibit index or provide us with your legal analysis why you have not included this information in the filing.

*****

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

  You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

               Sincerely,

               H. Christopher Owings
               Assistant Director

cc: John C. Kennedy, Esq.
   Paul, Weiss, Rifkind, Wharton & Garrison LLP
   1285 Avenue of the Americas
   New York, NY 10019-6064